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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO. 448774 10 9                                                                             Page 2 of 8 Pages
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---------------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Richard C. Seaver
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
---------------------------------------------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       90,000
         SHARES BENEFICIALLY            -----------------------------------------------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     3,625,574(1)
               PERSON                   -----------------------------------------------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              90,000
                                        -----------------------------------------------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              3,625,574(1)
---------------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             3,715,574
---------------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             [ ]
---------------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             39.6%(2)
---------------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             IN
---------------------------------------------------------------------------------------------------------------------

(1)      1,567,500 of these shares are held by the Richard C. Seaver Living
         Trust.
(2) This figure reflects that Mr. Seaver may be deemed the beneficial owner of 3,715,574 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form
         10-Q filed for the quarter ended September 30, 2001, as of November 1, 2001, there were a total of 14,341,271 shares of common stock outstanding and 7,952,572 shares of class B common stock outstanding.
         Mr. Seaver may be deemed to have 39.6% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.


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CUSIP NO. 448774 10 9                                                                             Page 3 of 8 Pages

---------------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Richard C. Seaver Living Trust
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]
             (b)  [   ]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             The trust is governed by the laws of the State of California
---------------------------------------------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       none
         SHARES BENEFICIALLY            -----------------------------------------------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     1,567,500
               PERSON                   ------------------------------------------------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              none
                                        ------------------------------------------------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              1,567,500
----------------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,567,500
----------------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

             [ ]
----------------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             16.7%(3)
----------------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             OO
----------------------------------------------------------------------------------------------------------------------

(3) This figure reflects that the Richard C. Seaver Living Trust may be deemed the beneficial owner of 1,567,500 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2001, as of November 1, 2001, there were a total of 14,341,271 shares of common stock outstanding and 7,952,572 shares of class B common stock outstanding. The Richard C. Seaver Living Trust may be deemed to have 16.7% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.


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CUSIP NO. 448774 10 9                                                                             Page 4 of 8 Pages
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ITEM 1.

         Item 1(a)    Name of Issuer:                         Hydril Company
         Item 1(b)    Address of Issuer's                     3300 North Sam Houston Parkway East
                      Principal Executive Offices:            Houston, Texas 77032-3411

ITEM 2.

         Item 2(a)    Name of Person Filing:                  Richard C. Seaver
         Item 2(b)    Address of Principal                    444 South Flower Street, Suite 2300
                      Business Office:                        Los Angeles, CA 90071

         Item 2(c)    Citizenship:                            United States
         Item 2(d)    Title of Class:                         Common Stock
         Item 2(d)    CUSIP Number:                           448774 10 9

         Item 2(a)    Name of Person Filing:                  Richard C. Seaver Living Trust
         Item 2(b)    Address of Principal                    c/o Richard C. Seaver
                      Business Office:                        444 South Flower Street, Suite 2300
                                                              Los Angeles, CA 90071

         Item 2(c)    Citizenship:                            The trust is governed by the laws of
                                                              the State of California
         Item 2(d)    Title of Class:                         Common Stock
         Item 2(d)    CUSIP Number:                           448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                           (a)  [ ]        Broker or dealer registered under section 15
                                           of the Act (15 U.S.C. 78o).

                           (b)  [ ]        Bank as defined in section 3(a)(6) of the
                                           Act (15 U.S.C. 78c).

                           (c)  [ ]        Insurance Company as defined in section
                                           3(a)(19) of the Act (15 U.S.C. 78c).

                           (d)  [ ]        Investment Company registered under section
                                           8 of the Investment Company Act of 1940 (15
                                           (U.S.C. 80a-8).

                           (e)  [ ]        An investment adviser in accordance with
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CUSIP NO. 448774 10 9                                                                             Page 5 of 8 Pages
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                                           Rule 13d-1(b)(1)(ii)(E);

                           (f)  [ ]        An employee benefit plan or endowment fund
                                           in accordance with Rule 13d-1(b)(1)(ii)(F);

                           (g)  [ ]        A parent holding company or control person
                                           in accordance with Rule 13d-1(b)(1)(ii)(G);

                           (h)  [ ]        A savings association as defined in Section
                                           3(b) of the Federal Deposit Insurance Act
                                           (12 U.S.C. 1813);

                           (i)  [ ]        A church plan that is excluded from the
                                           definition of an investment company under
                                           Section 3(c)(14) of the Investment Company
                                           Act of 1940 (15 U.S.C. 80a-3);

                           (j)  [ ]        Group, in accordance with Rule 13d-1(b)
                                           (1)(ii)(J).

ITEM 4.  OWNERSHIP

                  For Richard C. Seaver: Richard C. Seaver may be deemed to beneficially own (1) 1,567,500 shares of class B common stock held by Mr. Seaver as sole trustee of the Richard C. Seaver Living Trust, (2) 473,750 shares of class B common stock held by Mr. Seaver as one of the three trustees of a trust created under Paragraph V of the Will of Frank R. Seaver, Deceased, of which various educational and religious institutions and individuals are the beneficiaries, (3) 1,466,424 shares of class B common stock held by Mr. Seaver as one of the three trustees of the Blanche Ebert Seaver Perpetual Trust, of which the Frank R. Seaver College is the sole beneficiary, (4) 117,900 shares of class B common stock held by Mr. Seaver as one of the three trustees of another trust, of which Mr. Seaver is not a beneficiary and (5) 90,000 shares of class B common stock owned beneficially and of record by Mr. Seaver. Each share of class B common stock is immediately convertible into one share of common stock. Except for the 1,567,500 shares of class B common stock held by Mr. Seaver as sole trustee of the Richard C. Seaver Living Trust and the 90,000 shares of class B common stock owned beneficially and of record by Mr. Seaver, Mr. Seaver disclaims beneficial ownership of the shares reported herein.

                  (a)      Amount Beneficially Owned: 3,715,574

                  (b)      Percent of Class: 39.6% (See footnote 2 of item 11 on cover page)
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CUSIP NO. 448774 10 9                                                                             Page 6 of 8 Pages
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                  (c)      Number of Shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:           90,000

                           (ii)     Shared power to vote or to direct the vote:         3,625,574

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                                     90,000

                           (iv)     Shared power to dispose or to direct the
                                    disposition of                                      3,625,574

                  For the Richard C. Seaver Living Trust:  The Richard C. Seaver Living Trust may
                  be deemed to beneficially own 1,567,500 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock.

                  (a)      Amount Beneficially Owned: 1,567,500

                  (b)      Percent of Class: 16.7% (See footnote 3 to item 11 on cover page)

                  (c)      Number of Shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:           none

                           (ii)     Shared power to vote or to direct the vote:      1,567,500

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                                     none

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                                  1,567,500

ITEM 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

ITEM 6.           Ownership of More Than Five Percent on Behalf of Another Person

                  Not Applicable
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CUSIP NO. 448774 10 9                                                                             Page 7 of 8 Pages

ITEM 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
                  on by the Parent Holding Company

                  Not Applicable

ITEM 8.           Identification and Classification of Members of the Group

                  Not Applicable

ITEM 9.           Notice of Dissolution of Group

                  Not Applicable

ITEM 10.          Certification

                  Not Applicable
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CUSIP NO. 448774 10 9                                                                             Page 8 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2002

                                 /s/ Richard C. Seaver
                                 -----------------------------------------------
                                 Richard C. Seaver


                                 RICHARD C. SEAVER LIVING TRUST
                                 DATED JULY 31, 1991


                                 By:      /s/ Richard C. Seaver
                                    --------------------------------------------
                                          Richard C. Seaver, Trustee



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                                  EXHIBIT INDEX

EXHIBIT           Joint filing agreement